November 05, 2015
3315/2015-SAE

Itaú Unibanco Holding S.A.
Marcelo Kopel
Investor Relations Officer

 Ref.: Request for clarification on a report published in the press

Dear Sirs,

A report in the newspaper, Valor Econômico of November 05, 2015, among other information states that:

✓  this bank expects a result from its treasury operations of approximately R$ 1.2 billion in the fourth quarter of this year;
✓   the currency effect will mean that Itaú Unibanco’s credit portfolio closes 2015 “above the highest point” of the forecasted interval (of between 3% and 7%).

We have been unable to identify this information in the documents sent by your company through the Sistema Empresas.NET. Should this not be the case, then please advise us as to where we can locate the document and pages in which this information can be found and the date and time that it was sent.

Please note that the company should disclose periodic, eventual and other information of interest to the market through the Sistema Empresas.NET, thus ensuring its widespread and immediate dissemination and the equitable treatment of its investors and other market participants.

In the light of this, we request your clarifications by 09:00 a.m. of November 06, 2015 on the aforementioned items with your confirmation or otherwise as well as other information deemed as material.

In the file to be sent, the content of the foregoing consultation should be transcribed before the company’s response.

This request comes within the scope of the Cooperation Agreement signed by the Brazilian Securities and Exchange Commission – CVM and BM&FBOVESPA on December 13, 2011 and failure to respond may render this company subject to a punitive fine imposed by the CVM’s Department of Public Company Supervision – SEP pursuant to CVM Instruction 452/07.

Regards,

Nelson Barroso Ortega
Corporate Monitoring Department

c.c.:       CVM – Brazilian Securities and Exchange Commission
Mr. Fernando Soares Vieira – Department of Public Company Supervision
Mr. Waldir de Jesus Nobre – Department of Market Surveillance

São Paulo-SP, November 6, 2015.

BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange
Corporate Monitoring Department

Dear Sirs,

Reference: Request for Clarification – OFÍCIO 3315/2015-SAE

Further to the Official Letter from Corporate Monitoring Department - BM&FBOVESPA in relation to the report published in the newspaper Valor Econômico, edition of November 5, 2015, under the headline “Itaú forecasts a peak in credit delinquencies at the end of next year only”, Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) wishes to clarify that:

The said report relates to the conference call of November 4, 2015 on the Company’s third quarter results, the Announcement to the Market of which, with respective slides, was sent through the Sistema Empresas.NET, in the Announcement to the Market category at 9:39 a.m. of the same day and therefore prior to the conference call.

With respect to the information in question, we would clarify that:

•	“this bank expects a result from its treasury operations of approximately R$ 1.2 billion in the fourth quarter and in line with the historical average” (text transcribed from the newspaper report)

As indicated in the report, the treasury desk’s third quarter performance is unlikely to be repeated, given that the period was characterized by significant volatility in financial assets. Questioned by investment analysts during the conference call on the outlook for treasury results, the Company executive stated that the historical average would be a good indication. In the information provided for the conference call covering the financial margin with the market, slide 10 shows the results reported for this activity in the period from the 4th quarter 2013 to the 3rd quarter 2015. Based on the average of the financial margin with the market for the eight quarters, the result is R$ 1.25 billion as shown in slide 10 of the presentation and in line with what was published in the news report.

•	“the currency effect will mean that Itaú Unibanco’s credit portfolio closes 2015 “above the highest point” of the forecasted interval (between 3% and 7%) “ (text transcribed from the newspaper report)

The outlook for growth in the credit portfolio was shown in the results published for the quarter ending March 31, 2015 when the US Dollar rate was quoted at R$ 3.21. The market estimate for the US Dollar exchange rate for the end of 2015 (published in the Central Bank of Brazil’s Focus report) is R$ 4,00. As part of our credit portfolio is currency-based, the Company executive pointed out that variations in currency rates impact our account statements pursuant to slide 6 of the information used in the conference call:

•	the credit portfolio, including endorsements and sureties, has increased by 10,1% in the past 12 months,
•	ignoring the currency translation effect, the portfolio would have shown a decline of 0.4% over the same period.

Consequently, it should be pointed out that the statements including in the newspaper report are based on information  in publicly available material and disclosed via Sistema Empresas.NET.

Regards,

ITAÚ UNIBANCO HOLDING S.A.

Marcelo Kopel
Investor Relations Officer

c.c. CVM – Brazilian Securities and Exchange Commission
Mr. Fernando Soares Vieira – Department of Public Company Supervision
Mr. Waldir de Jesus Nobre – Department of Market Surveillance